Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

(Dollars in Millions)

	Successor				Predecessor
	Years Ended December 31,				December 10, to December 31, 2003	January 1, to December 9, 2003
	2007	2006	2005	2004
Loss from continuing operations before income taxes	$(243)	$(257)	$(300)	$(255)	$(18)	$(293)
Interest expense	171	106	99	45	3	13
Portion of rent expense representing interest	57	48	49	51	5	51

Losses available for fixed charges	$(15)	$(103)	$(152)	$(159)	$(10)	$(229)

Fixed charges:
Interest expense	$171	$106	99	45	3	13
Portion of rent expense representing interest	57	48	49	51	5	51
Preferred stock dividends	4	3	4	4	—	—

Fixed charges	$232	$157	$152	$100	$8	$64

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Deficiency	$247	$260	$304	$259	$18	$293